SECUR

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section MAR 09 2017 Washington DC

SEC FILE NUMBER
8-65284

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integral Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1072 South De Anza Blvd. Suite A 205
(No. and Street)

San Jose (City) CA (State) 95129 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Ho 408-996-1118
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Frank Ho / AKA Weiming Ho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integral Financial LLC, as of December 31, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Weiming Ho
Signature

President
Title

KAVIN N. PATEL
Commission # 2010849
Notary Public - California
Alameda County
My Comm. Expires [illegible]

K.P, 02.28.2017

kavin patel Kavin Patel
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Integral Financial, LLC
1072 South De Anza
San Jose, CA 95129

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Integral Financial, LLC as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Integral Financial, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integral Financial, LLC as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Integral Financial, LLC financial statements. Supplemental Information is the responsibility of Integral Financial, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its

form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 10, 2017

Integral Financial LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended 12/31/2016

Independent Auditor's Report

Edward Richardson Jr., CPA

15565 Northland Dr W Ste 508

Southfield, MI 48075

248-559-4514

Board of Directors

Integral Financial, LLC

1072 South De Anza

Suite # A205

San Jose, CA 95129

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Integral Financial, LLC as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Integral Financial, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integral Financial, LLC as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Integral Financial, LLC financial statements. Supplemental Information is the responsibility of Integral Financial, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA

Southfield, MI. 48075

February 22, 2017

Integral Financial LLC

Statement of Financial Condition

December 31, 2016

Assets	
Cash and Cash Equivalent	$201,044
Deposit with Clearing Organization	56,394
Investments, at fair market value	109,291
Automobile, Equipment, Furniture & Fixture, net	84,356
Prepaid Expenses	11,406
Rent Security Deposit	5,250
Total Assets	$467,741
Liabilities and Shareholders' Equity	
Commission Payable	$ 2,862
Accounts Payable	4,395
Total Liabilities	$ 7,257
Shareholders' Equity	
Capital Stock	$100,000
Shareholders' Account	141,575
Retained Earnings	218,909
Total Stockholders' Equity	$460,484
Total Liabilities and Stockholders' Equity	$467,741

The accompanying notes are an integral part of these financial statements

Integral Financial LLC

Statement of Income

For the Year Ended December 31, 2016

Revenues	
Commission Income	$2,222,573
Interest Income	6,965
Investment Gain / (Loss)	(10,064)
Other Income	1,276
Total Revenues	$2,220,750
Expenses	
Commission	$ 26,654
Employee Compensation & Benefits	1,480,224
Occupancy & Equipment Expenses	188,131
Other Operating Expenses	17,075
Professional Service Fees	20,427
Regulatory Fees	11,699
Technology & Communications Costs	28,627
Travel & Entertainment Expenses	94,417
Total Expenses	$1,867,254
Net Income	$ 353,496

The accompanying notes are an integral part of these financial statements

Integral Financial LLC

Statement of Cash Flows

For the Year Ended December 31, 2016

Cash flow from Operating Activities:	
Net Income	$353,496
Commission Payable	862
Accounts Payable	(2,650)
Net Cash provided by Operating Activities	$351,708
Cash flow from Investing Activities:	
Accumulated Depreciation	$ 27,165
Equipment	(2,816)
Prepaid Expenses	991
Net Cash provided by Investing Activities	$ 25,340
Cash flow from Financing Activities:	
Shareholders' Distribution	($250,000)
Net cash provided by Financing Activities	($250,000)
Net increase (decrease) in cash	$127,048
Cash at beginning of year	$239,681
Cash at end of year	$366,729

Integral Financial LLC

Statement of Retained Earnings

For the Year Ended December 31, 2016

Retained Earnings – December 31, 2015	$1,915,413
Prior period adjustments	
Correction to Shareholders' Distribution	(1,800,000)
Adjusted Retained Earnings – December 31, 2015	$ 115,413
Plus: Net Income	353,496
Less: Cash Distribution paid to Shareholders	(250,000)
Retained Earnings – December 31, 2016	$ 218,909

Integral Financial LLC

Statement of Changes in Shareholders' Equity

For the Year Ended December 31, 2016

	Capital Stock	Shareholders' Account	Retained Earnings	Total
Balance, December 31, 2015	$100,000	$141,575	$115,413	$356,988
Net Income	-	-	353,496	353,496
Distribution	-	-	(250,000)	(250,000)
Balance, December 31, 2016	$100,000	$141,575	$218,909	$460,484

INTEGRAL FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENTS

December 31, 2016

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Integral Financial, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Integral Financial, LLC (the "Company") was organized in the State of the California on February 2, 2003. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is headquartered in San Jose, California, and has offices in Fremont, San Francisco, and Millbrae, California.

The Company is authorized to sell corporate equity securities over the counter, corporate debt securities, mutual funds, municipal securities, and variable life insurance or annuities, Consulting Income is earned by assisting brokers study and prepare for FINRA examinations. The Company has approximately 1, 000 clients with majority in Northern California.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

INTEGRAL FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

Description of Business

The Company is engaged in business as a securities broker – dealer for private placements of securities, acting as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2016, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

The company has revenue concentrations; the firm specializes in sales of municipal and corporate debt securities underwriting, U.S. government municipal and corporate debt securities.

SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 10, 2017, which is the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(ii).

INTEGRAL FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – RENT

The amount of rent for December 31, 2016 was $100,335.

NOTE G – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Automobile	5 years	$165,352
Furniture and equipment	3 – 7 years	44,332
Leasehold improvements	7 years	-

		$209,684
Less – accumulated depreciation		(125,328)
Total		$ 84,356

Depreciation expense was $30,361 for the year December 31, 2016 and is included in the operating expenses in the accompanying statement of income

NOTE H– ADVERTISING

The Company follows the policy of charging advertising to expense as incurred of amount of $1,885.

Integral Financial LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2016

Computation of Net Capital

Stockholder's Equity		$460,484
Non-Allowable Assets:		
Other Assets	($101,012)	
Total Non-Allowable Assets		(101,012)
Haircuts on Securities Positions:		
Securities Haircuts	($7,686)	
Total Haircuts on Securities Positions		(7,686)
Net Allowable Capital		$351,786

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate indebtedness	$ 484	
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer	$5,000	
Net Capital Requirement		$ 5,000
Excess Net Capital		$346,786

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 7,257
Percentage of Aggregate Indebtedness to Net Capital	2.06%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2016	$351,786
Adjustments:	
Increase/(Decrease) in Equity	-
Increase/(Decrease) in Non-Allowable Assets	-
Increase/(Decrease) in Securities Haircuts	-
Net Capital per Audit	$351,786
Reconciled Difference	$ -

Integral Financial, LLC.

Supplemental Schedules Required by Rule 17a-5

As of and for the year ended December 31, 2016

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transaction is cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Southwest Securities, Inc.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2016	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2016	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

Edward Richardson, Jr., CPA

15565 Northland Suite 508 West

Southfield, MI. 48075

February 10, 2017

Board of Directors

Integral Financial, LLC

1072 South De Anza Suite #A 205

San Jose, CA 95129

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Integral Financial, LLC. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Integral Financial, LLC., claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Integral Financial, LLC., stated that Integral Financial, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception Integral Financial, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Integral Financial, LLC.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr. CPA

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA

15565 Northland Drive

Suite 508 West

Southfield, MI 48075

Board of Directors

Integral Financial, LLC

1072 South De Anza Blvd

Suite # A 206

San Jose, CA 94129

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31, 2016, which were agreed to by Integral Financial, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Integral Financial, LLC, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Integral Financial, LLC.'s management is responsible for Integral Financial, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose

for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $2,861.17.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Integral Financial, LLC had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 10, 2017

Edward Richardson Jr., CPA

15565 Northland Drive

Suite 508 West

Southfield, MI 48075

Board of Directors

Integral Financial, LLC

1072 South De Anza Blvd

Suite # A205

San Jose, CA 95129

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31, 2016, which were agreed to by Integral Financial, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Integral Financial, LLC, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Integral Financial, LLC.'s management is responsible for Integral Financial, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

6. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $2,861.17.

7. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

8. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

9. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

10. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Integral Financial, LLC had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2017

Integral Financial LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2016

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

(Attach Scanned Image of Exemption Report)

Integral Financial LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2016

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Integral
Financial, LLC

致富證券

February 10, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2015

Dear Mr. Richardson Jr.,

Please be advised that Integral Financial, LLC has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2016 through December 31, 2016. Integral Financial, LLC did not hold customer securities or funds at any time during this period and does business on a limited basis. Integral Financial, LLC.'s past business has been of similar nature and has complied to this exemption since its inception, February 2, 2003.

Frank Ho, the president of Integral Financial, LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Frank Ho has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Integral Financial, LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (408) 996-1118.

Very truly yours,

Frank Ho

Integral Financial, LLC
Frank Ho
President